UNITED STATES SECURITIES & EXCHANGE COMMISSION Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934 (Amendment No. 1)*
Shattuck Labs, Inc.
(Name of Issuer)
Common Stock, $0.0001 par value per share
(Title of Class of Securities)
82024L103
(CUSIP Number)
Redmile Group, LLC Attn: Jennifer Ciresi One Letterman Drive, Bldg D, Ste D3-300 San Francisco, CA 94129 (415) 489-9980
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
December 21, 2023
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 82024L103

1.	NAME OF REPORTING PERSON
Redmile Group, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (1)
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
0
	8.	SHARED VOTING POWER
5,664,892 (2)
	9.	SOLE DISPOSITIVE POWER
0
	10.	SHARED DISPOSITIVE POWER
5,664,892 (2)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,664,892 (2)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
12.0% (3)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA, OO

(1) The source of funds was working capital of the Redmile Funds (as defined in footnote (2) below).

(2) The aggregate amount of shares of common stock, $0.0001 par value per share, of the Issuer (the “Common Stock”) that may be deemed beneficially owned by Redmile Group, LLC (“Redmile”) are held directly by certain private investment vehicles and/or sub-advised accounts managed by Redmile (collectively, the “Redmile Funds”). Redmile as the investment manager to each Redmile Fund exercises voting and investment power over all of the shares held by the Redmile Funds and may be deemed to be the beneficial owner of these shares. Jeremy C. Green serves as the managing member of Redmile and also may be deemed to be the beneficial owner of these shares. Redmile and Mr. Green each disclaim beneficial ownership of these shares, except to the extent of its or his pecuniary interest in such shares, if any.

(3) Percent of class calculated based on 47,136,648 shares of Common Stock outstanding at the closing of the registered offering of 4,651,163 shares of Common Stock on December 26, 2023, as disclosed in the Issuer’s Prospectus Supplement filed with the SEC on December 22, 2023 (the “Prospectus Supplement”).

CUSIP No.: 82024L103

1.	NAME OF REPORTING PERSON
Jeremy C. Green
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (1)
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION
United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
0
	8.	SHARED VOTING POWER
5,664,892 (2)
	9.	SOLE DISPOSITIVE POWER
0
	10.	SHARED DISPOSITIVE POWER
5,664,892 (2)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,664,892 (2)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
12.0% (3)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN, HC

(1) The source of funds was working capital of the Redmile Funds.

(2) The aggregate amount of shares of the Common Stock that may be deemed beneficially owned by Jeremy C. Green are held directly by the Redmile Funds. Redmile as the investment manager to each Redmile Fund exercises voting and investment power over all of the shares held by the Redmile Funds and may be deemed to be the beneficial owner of these shares. Mr. Green serves as the managing member of Redmile and also may be deemed to be the beneficial owner of these shares. Redmile and Mr. Green each disclaim beneficial ownership of these shares, except to the extent of its or his pecuniary interest in such shares, if any.

(3) Percent of class calculated based on 47,136,648 shares of Common Stock outstanding at the closing of the registered offering of 4,651,163 shares of Common Stock on December 26, 2023, as disclosed in the Prospectus Supplement.

CUSIP No.: 82024L103

1.	NAME OF REPORTING PERSON
Redmile Biopharma Investments II, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
0
	8.	SHARED VOTING POWER
2,178,738
	9.	SOLE DISPOSITIVE POWER
0
	10.	SHARED DISPOSITIVE POWER
2,178,738

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,178,738
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.6% (1)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1) Percent of class calculated based on 47,136,648 shares of Common Stock outstanding at the closing of the registered offering of 4,651,163 shares of Common Stock on December 26, 2023, as disclosed in the Prospectus Supplement.

This amendment No. 1 to Schedule 13D amends and supplements the Schedule 13D filed with the SEC on October 15, 2020 (the “Prior Schedule 13D”) by Redmile Group, LLC, Jeremy C. Green, and Redmile Biopharma Investments II, L.P. relating to the Common Stock of the Issuer.

ITEM 1.	Security and Issuer.

Item 1 of the Prior Schedule 13D is hereby amended and restated in its entirety as follows:

The security to which this Schedule 13D relates is the common stock, $0.0001 par value per share (“Common Stock”), of Shattuck Labs, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 500 W. 5th Street, Suite 1200, Austin, TX 78701.

ITEM 2.	Identity and Background.

Item 2 of the Prior Schedule 13D is hereby amended and restated in its entirety as follows:

(a), (b), (c) and (f). This Schedule 13D is being filed jointly by Redmile Group, LLC, a Delaware limited liability company (“Redmile”), Jeremy C. Green, a citizen of the United Kingdom, and Redmile Biopharma Investments II, L.P., a Delaware limited partnership (collectively, the “Reporting Persons”), pursuant to the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as separate persons and not as members of a group. See Exhibit 99.1 to this Schedule 13D for their Joint Filing Agreement.

Redmile Group, LLC

Redmile is a Delaware limited liability company whose principal business is to serve as investment manager/adviser to certain private investment funds and sub-advised accounts, including Redmile Biopharma Investments II, L.P. (collectively, the “Redmile Funds”). The business address of Redmile is One Letterman Drive, Bldg D, Ste D3-300, San Francisco, CA 94129. Information relating to the managing member of Redmile is set forth below.

Jeremy C. Green

The principal occupation of Jeremy C. Green is managing member of Redmile. The business address of Jeremy C. Green is c/o Redmile (NY Office), 45 W. 27th Street, Floor 11, New York, NY 10001. Jeremy C. Green is a citizen of the United Kingdom.

Redmile Biopharma Investments II, L.P.

Redmile Biopharma Investments II, L.P. is a Delaware limited partnership whose principal business is to operate as a private investment fund. The business address of Redmile Biopharma Investments II, L.P. is One Letterman Drive, Bldg D, Ste D3-300, San Francisco, CA 94129. Redmile serves as the investment manager/adviser for Redmile Biopharma Investments II, L.P. Information relating to Redmile and the managing member of Redmile is set forth above.

(d) and (e). During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

ITEM 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Prior Schedule 13D is hereby amended and supplemented by adding the following paragraph immediately after the last paragraph of Item 3:

The Issuer entered into a securities purchase agreement, dated as of December 21, 2023, by and among the Issuer and certain Redmile Funds, including Redmile Biopharma Investments II, L.P. (the “Purchase Agreement”). Pursuant to the terms of the Purchase Agreement, the Issuer in a private placement will issue and sell to such Redmile Funds pre-funded warrants (the “Warrants”) to purchase up to an aggregate of 3,100,823 shares of Common Stock (the “Warrant Shares”) at a purchase price per share equal to $6.4499, which represents the offering price per share of the Common Stock less the exercise price per share of $0.0001, for an aggregate purchase price of approximately $19,999,998. The source of funds for the aggregate purchase price was working capital of the Redmile Funds, including Redmile Biopharma Investments II, L.P.

ITEM 5.	Interest in Securities of the Issuer.

Item 5 of the Prior Schedule 13D is hereby amended and restated in its entirety as follows:

(a) The aggregate amount of shares of Common Stock that may be deemed beneficially owned by the Reporting Persons is comprised of the following: (i) 583,995 shares of Common Stock held by Redmile Capital Fund, L.P., (ii) 829,744 shares of Common Stock held by Redmile Capital Offshore Master Fund, Ltd., (iii) 46,923 shares of Common Stock held by Redmile Capital Offshore Fund (ERISA), Ltd., (iv) 374,149 shares of Common Stock held by Redmile Capital Offshore II Master Fund, Ltd., (v) 374,546 shares of Common Stock and a Warrant (as defined below) to purchase 1,233,414 shares of Common Stock held by Redmile Strategic Long Only Trading Sub, Ltd., (vi) 485,259 shares of Common Stock and a Warrant to purchase 316,997 shares of Common Stock held by Redmile Strategic Trading Sub, Ltd., (vii) 2,178,738 shares of Common Stock and a Warrant to purchase 1,550,412 shares of Common Stock held by Redmile Biopharma Investments II, L.P., (viii) 670,795 shares of Common Stock held by RedCo I, L.P., and (ix) 75,765 shares of Common Stock held by Map 20 Segregated Portfolio, a segregated portfolio of LMA SPC. Redmile is the investment manager/adviser to each of the Redmile Funds listed in items (i) through (ix) and, in such capacity, exercises sole voting and investment power over all of the shares held by the Redmile Funds and may be deemed to be the beneficial owner of these shares. Jeremy C. Green serves as the managing member of Redmile and also may be deemed to be the beneficial owner of these shares. Redmile and Mr. Green each disclaim beneficial ownership of these securities, except to the extent of its or his pecuniary interest in such shares, if any.

Subject to the Beneficial Ownership Blocker (as defined below), Redmile and Mr. Green may also be deemed to beneficially own 3,100,823 shares of Common Stock issuable upon exercise of certain pre-funded warrants to purchase Common Stock (the “Warrants”). Pursuant to the terms of the Warrants, the Common Stock that may be acquired upon exercise of the Warrants shall be limited to the extent that, following such exercise, the total number of shares of Common Stock then beneficially owned by the holder of the Warrants, together with such holder’s affiliates and any other person whose beneficial ownership of Common Stock would be aggregated with such holder’s for the purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), would exceed the Beneficial Ownership Limitation (the “Beneficial Ownership Blocker”). The “Beneficial Ownership Limitation” is 9.99% of the shares of Common Stock then issued and outstanding, which percentage may be changed at a holder’s election upon 61 days’ notice to the Issuer. Because the percentage of shares of Common Stock held directly by the Redmile Funds at the time of this filing exceeds 9.99% in the aggregate, the exercise of the Warrants held by Redmile Funds are limited in their entirety by the Beneficial Ownership Blocker and the Reporting Persons therefore cannot be deemed to have beneficial ownership of any of the shares of Common Stock issuable upon exercise of the Warrants and such shares have not been included in the aggregate amount of securities reported in this Schedule 13D.

Redmile and Mr. Green may also be deemed to beneficially own 44,978 shares of Common Stock subject to options to purchase shares of Common Stock that are exercisable within 60 days of the date of this filing. The stock options were granted to Mike Lee, a managing director of Redmile, in connection with his service as a member of the Board of Directors of the Issuer. Pursuant to the policies of Redmile, Mr. Lee holds the stock options as a nominee on behalf, and for the sole benefit, of Redmile and has assigned all economic, pecuniary and voting rights in respect of the stock options to Redmile.

For purposes of this Schedule 13D, the percent of class calculated based on 47,136,648 shares of Common Stock outstanding at the closing of the registered offering of 4,651,163 shares of Common Stock on December 26, 2023, as disclosed in the Issuer’s Prospectus Supplement filed with the SEC on December 22, 2023.

(b) Redmile Group, LLC:

(1) Sole Voting Power: 0

(2) Shared Voting Power: 5,664,892

(3) Sole Dispositive Power: 0

(4) Shared Dispositive Power: 5,664,892

Jeremy C. Green:

(1) Sole Voting Power: 0

(2) Shared Voting Power: 5,664,892

(3) Sole Dispositive Power: 0

(4) Shared Dispositive Power: 5,664,892

Redmile Biopharma Investments II, L.P.:

(1) Sole Voting Power: 0

(2) Shared Voting Power: 2,178,738

(3) Sole Dispositive Power: 0

(4) Shared Dispositive Power: 2,178,738

(c) The information in Item 3 above and Item 6 below is incorporated herein by reference.

(d) Not applicable.

(e) Not applicable.

ITEM 6.	Contracts, Arrangements, Understandings or Relationship with Respect to the Securities of the Issuer.

Item 6 of the Prior Schedule 13D is hereby amended and supplemented by adding the following paragraph immediately after the paragraph of Item 6 entitled “Initial Public Offering":

Securities Purchase Agreement

The Purchase Agreement was entered into as of December 21, 2023 by and among the Issuer and certain Redmile Funds, including Redmile Biopharma Investments II, L.P. Pursuant to the terms of the Purchase Agreement, the Issuer will issue and sell the Warrants to such Redmile Funds in a private placement, which will close on December 26, 2023 concurrent with the Issuer’s registered offering of 4,651,163 shares of Common Stock. The information in Item 3 above regarding the terms of the Purchase Agreement is incorporated herein by reference.

The foregoing summary of the Purchase Agreement is not intended to be complete and is qualified in its entirety by reference to the full text of such document, which is filed as Exhibit 99.4 to this Schedule 13D and is incorporated herein by reference.

Pre-Funded Warrants to Purchase Common Stock

The Warrants acquired by the Redmile Funds, including Redmile Biopharma Investments II, L.P., in the private placement entitles such Redmile Funds to purchase up to an aggregate of 3,100,823 Warrant Shares at an exercise price of $0.0001 per Warrant Share. Subject to the Beneficial Ownership Blocker, the Warrants are exercisable by the holder at any time on or after the issuance date until fully exercised. Because the total number of shares of Common Stock that are beneficially owned by the Redmile Funds exceed the Beneficial Ownership Limitation, none of the Redmile Funds may exercise any portion of the Warrants at this time.

The foregoing summary of the Pre-Funded Warrants is not intended to be complete and is qualified in its entirety by reference to the full text of the Form of Pre-Funded Warrant, which is filed as Exhibit 99.5 to this Schedule 13D and is incorporated herein by reference.

Registration Rights Agreement

In connection with the private placement, the Issuer will grant registration rights to the Redmile Funds under a Registration Rights Agreement dated as of December 21, 2023 (the “Registration Rights Agreement”), pursuant to which, among other things, the Issuer will prepare and file with the SEC, within 30 days of the closing under the Purchase Agreement, a registration statement to register for resale the Warrant Shares issued or issuable upon exercise of the Warrants that are sold in the private placement to the Redmile Funds.

The foregoing summary of the Registration Rights Agreement is not intended to be complete and is qualified in its entirety by reference to the full text of such document, which is filed as Exhibit 99.6 to this Schedule 13D and is incorporated herein by reference.

Except as described above, no contracts, arrangements, understandings, or relationships (legal or otherwise) exist between any Reporting Person and any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies. Except as described above, none of the Reporting Persons is a party to any arrangement whereby securities of the Issuer are pledged or are otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities.

ITEM 7.	Material to Be Filed as Exhibits.

The exhibit list in Item 7 of the Prior Schedule 13D is hereby amended and supplemented by adding Exhibit 99.4 to Exhibit 99.6, and the remainder of Item 7 of the Prior Schedule 13D is unchanged and the exhibits listed therein have been previously filed.

Exhibit Number	Description
Exhibit 99.4	Form of Securities Purchase Agreement (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on December 22, 2023)

Exhibit 99.5	Form of Pre-Funded Warrant (incorporated by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K filed on December 22, 2023)

Exhibit 99.6	Registration Rights Agreement, dated December 21, 2023, by and among the Issuer and certain Redmile Funds (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed on December 22, 2023).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 26, 2023	REDMILE GROUP, LLC

/s/ Jeremy C. Green
Name: Jeremy C. Green
Title: Managing Member

Dated: December 26, 2023	/s/ Jeremy C. Green
JEREMY C. Green

Dated: December 26, 2023	redmile biopharma investments ii, l.p.
By: Redmile biopharma Investments II (GP), LLC, its general partner By: Redmile Group, LLC, its managing member

/s/ Jeremy C. Green
Name: Jeremy C. Green
Title: Managing Member